UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number   001-12440

    333-214079

  333-6084

  333-5828

Enel Américas S.A.

(Exact name of registrant as specified in its charter)

Santa Rosa 76
Santiago, Chile
+56-2 2353-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

4.00% Notes due October 25, 2026

6.60% Notes due December 1, 2026

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.   Exchange Act Reporting History

A.            Enel Américas S.A. (“Enel Américas”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 19, 1993, the date on which its registration statement on Form F-1 relating to its common stock and American Depositary Shares (“ADSs”) was declared effective by the Securities and Exchange Commission (“SEC”). On June 10, 2022, Enel Américas filed a Form 25 with the SEC in connection with its delisting of the ADSs from the New York Stock Exchange. The Form 25 became effective 10 days after its filing, on June 20, 2022, and terminated Enel Américas’ registration under Section 12(b) of the Exchange Act with respect to the ADSs. On July 11, 2022, Enel Américas filed a Form 25 with the SEC in connection with its delisting of its 4.00% Notes due October 25, 2026, (the “4.00% Notes”) and 6.60% Notes due December 1, 2026, (the “6.60% Notes”, and together with the 4.00% Notes, the “Notes”) from the New York Stock Exchange. The Form 25 became effective 10 days after its filing, on July 21, 2022, and terminated Enel Américas’ registration under Section 12(b) of the Exchange Act with respect to the Notes.

B.            Enel Américas has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12-month period preceding the filing of this Form 15F. Enel Américas has filed at least one annual report on Form 20-F under Section 13(a).

Item 2.   Recent United States Market Activity

Enel Américas’ securities were last sold in the United States in a registered offering of its common stock and ADSs under the Securities Act of 1933, as amended (the “Securities Act”), on September 2, 2019, pursuant to a registration statement on Form F-3 (Registration Statement No. 333-232171). The registration statement expired in accordance with Rule 415(a)(5) under the Securities Act on June 18, 2022.

On July 21, 2022, Enel Américas terminated the Third Amended and Restated Deposit Agreement dated as of March 28, 2013 (the “Deposit Agreement”) with Citibank, N.A., as Depositary (the “Depositary”). Following termination of the Deposit Agreement, the Depositary sold the shares of Enel Américas common stock underlying any ADSs that remained outstanding at that date and holds uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADSs that had not been surrendered.

Item 3.   Foreign Listing and Primary Trading Market

A.            Enel Américas common stock is listed on the Santiago Stock Exchange and the Chile Electronic Stock Exchange (collectively, the “Chilean Stock Exchanges”), both located in Chile, which constitutes the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for Enel Américas common stock. The Notes are not listed on any exchange.

B.            Enel Américas common stock was first listed on the Chilean Stock Exchanges in 1983 and trading began in 1985. Enel Américas has maintained the listings of its common stock on the Chilean Stock Exchanges since such date, which is more than 12 months preceding the filing of this Form 15F.

C.            During the 12-month period beginning November 1, 2021, and ending October 31, 2022, 56% of trading in Enel Américas common stock occurred on the Chilean Stock Exchanges in Chile.

Item 4.   Comparative Trading Volume Data

Not applicable.

Item 5.   Alternative Record Holder Information

As of August 10, 2022, a date within 120 days prior to the filing of this Form 15F, the number of United States resident record holders of Enel Américas common stock, as determined pursuant to Rule 12h-6(e), was 209. Enel Américas relied upon the assistance of Georgeson to determine the number of record holders who are United States residents.

Item 6.   Debt Securities

As of September 29, 2022, a date within 120 days prior to the filing of this Form 15F, the number of record holders of the Notes worldwide are set forth below:

Series of Debt Securities	Number of Record Holders Worldwide
US$600,000,000 4.00% Notes due October 25, 2026	46

US$858,000 6.60% Notes due December 1, 2026	10

The Notes have been issued in the form of global securities which have been deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. All beneficial interests in the Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. As of September 29, 2022, each of the 4.00% Notes and 6.60% Notes were held by fewer than 300 holders of record on a worldwide basis based on the number of direct participants shown on the securities position report furnished to Enel Américas by DTC.

Item 7.   Notice Requirement

A.            Pursuant to Rule 12h-6(h), Enel Américas disclosed its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of a press release issued on November 2, 2022.

B.            The press release described above was disseminated by PR Newswire, the service Enel Américas typically uses to publish its press releases in the United States, which disseminated the release to major newswire services in the United States. Additionally, the press release was published on Enel Américas’ Internet website (www.enelamericas.com). A copy of the press release is also attached as Exhibit 1.1 to this Form 15F.

Item 8.   Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

Enel Américas intends to publish information required under Rule 12g3-2(b)(1)(iii) on its Internet website at www.enelamericas.com.

PART III

Item 10.   Exhibits

1.1 Press release dated November 2, 2022.

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)   The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)   Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)   It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Enel Américas S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Enel Américas S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 2, 2022

ENEL AMÉRICAS S.A.

By:	/s/ Aurelio Bustilho de Oliveira
Name: Aurelio Bustilho de Oliveira
Title: Chief Financial Officer

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